SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, December 2014
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Achieves Non-GAAP Profitability and Positive Cash Flow for the Fiscal 2015 Third Quarter
2	BlackBerry Supplemental Financial Information

Document 1

December 19, 2014
FOR IMMEDIATE RELEASE

BlackBerry Achieves Non-GAAP Profitability and Positive Cash Flow for the Fiscal 2015 Third Quarter

Waterloo, ON  – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today reported financial results for the three months ended November 29, 2014 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Q3 Highlights:

•	Cash and investments balance of $3.1 billion at the end of the fiscal quarter

•	Normalized positive cash flow of $43 million in the quarter, compared to cash use of $36 million in the prior quarter

•	Non-GAAP earnings of $0.01 per share, compared to a loss of $0.02 per share in the prior quarter

•	Non-GAAP and GAAP gross margin of 52%, driven by a second consecutive quarter of positive hardware gross margin

•	Non-GAAP operating profit of $16 million, up from $2 million last quarter

•	Launched BES12 and a portfolio of Value Added Services

•
Ending the EZ Pass Program after the quarter with a total of 6.8 million licenses issued for BES10, a 100% increase from last quarter, with over 30% of total licenses traded in from competitors’ Mobile Device Management platforms

•
Completed the acquisition of Movirtu, a provider of virtual SIM solutions, during the quarter. Completed the acquisition of Secusmart, a leader in high-security voice and text encryption, after the quarter ended

•	Announced partnerships with Samsung, Vodafone, Ingram Micro, Brightstar, Salesforce.com and many others

Q3 Results

Revenue for the third quarter of fiscal 2015 was $793 million.  The revenue breakdown for the quarter was approximately 46% for hardware, 46% for services and 8% for software and other revenue.  During the third quarter, the Company recognized hardware revenue on approximately 2 million BlackBerry smartphones. During the third quarter, approximately 1.9 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the third quarter and which reduced the Company’s inventory in channel.

Non-GAAP profit for the third quarter was $6 million, or $0.01 per share, reversing a loss of $0.02 last quarter. GAAP net loss for the quarter was $148 million, or $0.28 per share. The GAAP net loss includes a non-cash charge associated with the change in the fair value of the debentures of $150 million (the “Q3 Fiscal 2015 Debentures Fair Value Adjustment”) and pre-tax restructuring charges of $5 million related to the restructuring program. The impact of these adjustments on GAAP net loss and loss per share is summarized in a table below.

Total cash, cash equivalents, short-term and long-term investments was $3.1 billion as of November 29, 2014. The cash balance increased $43 million in the third quarter, excluding net outlays of $31 million related to acquisitions during the quarter. Purchase obligations and other commitments amounted to approximately $1.6 billion as of November 29, 2014, with purchase orders with contract manufacturers representing approximately $565 million of the total, compared to $344 million at the end of the second quarter.

“We achieved a key milestone in our eight quarter plan with positive cash flow. We also attained another important milestone in the release of our new enterprise software products and devices,” said Executive Chairman and CEO John Chen. “Our focus now turns to expanding our distribution and driving revenue growth.”

Outlook

The Company continues to anticipate maintaining its strong cash position, while increasingly looking for opportunities to prudently invest in growth. The Company continues to anticipate break-even or better cash flow from operations.

The Company is expanding its distribution capability, and expects traction from these efforts to manifest some time in fiscal 2016. The company continues to target sustainable non-GAAP profitability some time in fiscal 2016.

Reconciliation of GAAP loss before income taxes, net income (loss) and earnings (loss) per share to Non-GAAP loss before income taxes, net income (loss) and earnings (loss) per share:
(United States dollars, in millions except per share data)

	Loss before income taxes	Net income (loss)	Earnings (loss) per share
As reported	$(160)	$(148)	$(0.28)
Adjustments:
CORE charges (1)	5	4
Q3 Fiscal 2015 Debenture Fair Value Adjustment (2)	150	150
Adjusted	$(5)	$6	$0.01
Note: Non-GAAP loss before income taxes, non-GAAP net income and non-GAAP earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the third quarter of fiscal 2015, the Company incurred charges related to the restructuring program of $5 million pre-tax, or $4 million after tax, of which $4 million were included in research and development and $1 million were included in selling, marketing, and administration expenses.

(2)
During the third quarter of fiscal 2015, the Company recorded the Q3 Fiscal 2015 Debentures Fair Value Adjustment of $150 million. This adjustment was presented on a separate line in the Consolidated Statement of Operations.

Supplementary Geographic Revenue Breakdown
(United States dollars, in millions except per share data)
Blackberry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarter ended
	November 29, 2014		August 30, 2014		May 31, 2014		March 1, 2014		November 30, 2013
North America	$213	26.9%	$297	32.4%	$276	28.6%	$297	30.4%	$340	28.5%
Europe, Middle East and Africa	366	46.1%	368	40.2%	414	42.9%	412	42.2%	549	46.0%
Latin America	84	10.6%	111	12.1%	125	12.9%	127	13.0%	135	11.3%
Asia Pacific	130	16.4%	140	15.3%	151	15.6%	140	14.4%	169	14.2%
Total	$793	100.0%	$916	100.0%	$966	100.0%	$976	100.0%	$1,193	100.0%

Conference Call and Webcast
A conference call and live webcast will be held today beginning at 8 am ET, which can be accessed by dialing 1-888-503-8168 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 10 am ET by dialing 1-647-436-0148 and entering pass code 8015758# or by clicking the link above. This replay will be available until midnight ET January 2nd, 2015.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ.
For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s expectations regarding maintaining its strong cash position while investing in growth opportunities, and the anticipated opportunities and challenges in fiscal 2015 and fiscal 2016; BlackBerry's ability to reach sustainable non-GAAP profitability some time in fiscal 2016 and expectations regarding its cash flow and revenue trend; BlackBerry's plans, strategies and objectives, including the anticipated benefits of recently announced strategic initiatives; anticipated demand for and the timing of, new product and service introductions, and BlackBerry's plans and expectations relating to its existing and new product and service offerings, including BES10, BES12, BlackBerry 10 smartphones, services related to BBM and QNX software products; BlackBerry’s expectations regarding expanding its distribution capability and realizing the related benefits some time in fiscal 2016; the ability to achieve further reductions in operating expenditures and maintain the cost savings realized through the CORE program; BlackBerry's anticipated levels of decline in service revenue in the fourth quarter of fiscal 2015; BlackBerry’s expectations for software revenue in fiscal 2015 and 2016 and BBM revenue in fiscal 2016; BlackBerry’s expectations for gross margin for the next several quarters; BlackBerry’s expectations for operating expenses for the remainder of fiscal 2015; BlackBerry's expectations with respect to the sufficiency of its financial resources; BlackBerry’s estimates of purchase obligations and other contractual commitments; and assumptions and expectations described in BlackBerry’s critical accounting estimates and significant accounting policies. The terms and phrases “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of BlackBerry's Annual Information Form, and the following: risks related to BlackBerry’s ability to implement and realize the benefits of its strategic initiatives, including a return to its core strengths of enterprise and security, changes to its Devices business, including the partnership with Foxconn, and the transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, BlackBerry Technology Solutions, including the QNX embedded business, and Messaging; BlackBerry’s ability to maintain existing enterprise customer relationships and to transition such customers to the BES10 and BES12 platforms and deploy BlackBerry 10 smartphones, and the risk that current BES10 and BES12 test installations may not convert to commercial installations; BlackBerry’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions; risks related to acquisitions, divestitures and investments that may negatively affect the Company’s results of operations; risks related to BlackBerry’s ability to increase BBM and software revenue for the remainder of fiscal 2015 and during fiscal 2016, including predicting anticipated demand for BES software, technical support, and other value-added services being promoted by BlackBerry and risks related to BlackBerry’s ability to expand its distribution capabilities; risks related to intense competition, rapid change and significant strategic alliances within BlackBerry’s industry, including recent and potential future strategic transactions by its competitors or carrier partners, which could continue to weaken its competitive position; and risks related to acquisitions, divestitures and investments which may negatively affect BlackBerry’s results of operations. These risk factors and others relating to BlackBerry are discussed in greater detail in the “Risk Factors” section of BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements.

BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry family of related marks, images and symbols are the exclusive properties and trademarks of BlackBerry Limited. BlackBerry, BBM, QNX and related trademarks are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the nine months ended
	November 29, 2014	August 30, 2014	November 30, 2013	November 29, 2014	November 30, 2013
Revenue	$793	$916	$1,193	$2,675	$5,837
Cost of sales
Cost of sales	376	484	865	1,354	3,907
Inventory write-down	7	7	1,081	35	1,708
Supply commitment charges	—	—	511	—	818
	383	491	2,457	1,389	6,433
Gross margin	410	425	(1,264)	1,286	(596)
Gross margin %	51.7%	46.4%	(106.0)%	48.1%	(10.2)%
Operating expenses
Research and development	154	186	322	577	1,040
Selling, marketing and administration	171	195	538	766	1,738
Amortization	74	75	148	230	499
Impairment of long-lived assets	—	—	2,748	—	2,748
Debentures fair value adjustment	150	167	5	30	5
	549	623	3,761	1,603	6,030
Operating loss	(139)	(198)	(5,025)	(317)	(6,626)
Investment loss, net	(21)	(20)	—	(67)	(1)
Loss before income taxes	(160)	(218)	(5,025)	(384)	(6,627)
Recovery of income taxes	(12)	(11)	(624)	(52)	(1,177)
Net loss	$(148)	$(207)	$(4,401)	$(332)	$(5,450)
Loss per share
Basic and diluted	$(0.28)	$(0.39)	$(8.37)	$(0.63)	$(10.39)

Weighted-average number of common shares outstanding (000’s)
Basic and diluted	528,090	527,218	525,656	527,350	524,766
Total common shares outstanding (000's)	528,511	527,430	526,184	528,511	526,184

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	November 29, 2014	March 1, 2014
Assets
Current
Cash and cash equivalents	$1,498	$1,579
Short-term investments	1,273	950
Accounts receivable, net	621	972
Other receivables	139	152
Inventories	102	244
Income taxes receivable	144	373
Other current assets	314	505
Deferred income tax asset	26	73
	4,117	4,848
Long-term investments	274	129
Restricted cash	65	—
Property, plant and equipment, net	588	1,136
Intangible assets, net and goodwill	1,462	1,439
	$6,506	$7,552
Liabilities
Current
Accounts payable	$218	$474
Accrued liabilities	814	1,214
Deferred revenue	445	580
	1,477	2,268
Long term debt	1,657	1,627
Deferred income tax liability	37	32
	3,171	3,927
Shareholders’ Equity
Capital stock and additional paid-in capital	2,425	2,418
Treasury stock	(144)	(179)
Retained earnings	1,062	1,394
Accumulated other comprehensive loss	(8)	(8)
	3,335	3,625
	$6,506	$7,552

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)
Consolidated Statements of Cash Flow

	Nine Months Ended
	November 29, 2014	November 30, 2013
Cash flows from operating activities
Net loss	$(332)	$(5,450)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	532	1,067
Deferred income taxes	47	(114)
Income taxes payable	—	(3)
Stock-based compensation	36	50
Loss on disposal of property, plant and equipment	126	—
Impairment of long-lived assets	—	2,748
Debentures fair value adjustment	30	5
Other	13	92
Net changes in working capital items:
Accounts receivable, net	351	1,111
Other receivables	13	121
Inventories	142	349
Income taxes receivable	229	298
Other current assets	176	(152)
Accounts payable	(256)	(314)
Accrued liabilities	(369)	440
Deferred revenue	(135)	157
Net cash provided by operating activities	603	405
Cash flows from investing activities
Acquisition of long-term investments	(215)	(228)
Proceeds on sale or maturity of long-term investments	19	283
Acquisition of property, plant and equipment	(71)	(260)
Proceeds on sale of property, plant and equipment	348	19
Acquisition of intangible assets	(388)	(837)
Business acquisitions, net of cash acquired	(40)	(7)
Acquisition of short-term investments	(1,973)	(1,149)
Proceeds on sale or maturity of short-term investments	1,701	1,537
Net cash used in investing activities	(619)	(642)
Cash flows from financing activities
Issuance of common shares	6	1
Tax deficiencies related to stock-based compensation	—	(12)
Purchase of treasury stock	—	(16)
Issuance of debt	—	1,000
Transfer to restricted cash	(65)	—
Net cash provided by (used in) financing activities	(59)	973
Effect of foreign exchange loss on cash and cash equivalents	(6)	(11)
Net increase (decrease) in cash and cash equivalents during the period	(81)	725
Cash and cash equivalents, beginning of period	1,579	1,549
Cash and cash equivalents, end of period	$1,498	$2,274

As at	November 29, 2014	August 30, 2014
Cash and cash equivalents	$1,498	$1,523
Short-term investments	1,273	1,178
Long-term investments	274	329
Restricted cash	65	68
	$3,110	$3,098

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15

Hardware	$2,181	$770	$476	$358	$3,785	$379	$417	$361
Service	794	724	632	548	2,698	519	424	368
Software	60	63	56	56	235	54	59	54
Other	36	16	29	14	95	14	16	10
Revenue	3,071	1,573	1,193	976	6,813	966	916	793
Cost of sales
Cost of sales	2,029	1,013	865	551	4,458	494	484	376
Inventory write-down	—	627	1,081	(93)	1,615	21	7	7
Supply commitment charges	—	307	511	(35)	783	—	—	—
Total cost of sales	2,029	1,947	2,457	423	6,856	515	491	383
Gross margin	1,042	(374)	(1,264)	553	(43)	451	425	410
Operating expenses
Research and development	358	360	322	246	1,286	237	186	154
Selling, marketing and administration	673	527	548	355	2,103	400	195	171
Amortization	180	171	148	107	606	81	75	74
Impairment of long-lived assets	—	—	2,748	—	2,748	—	—	—
Debentures fair value adjustment	—	—	(5)	382	377	(287)	167	150
Total operating expenses	1,211	1,058	3,761	1,090	7,120	431	623	549
Operating income (loss)	(169)	(1,432)	(5,025)	(537)	(7,163)	20	(198)	(139)
Investment income (loss), net	5	(6)	—	(20)	(21)	(26)	(20)	(21)
Loss from continuing operations before income taxes	(164)	(1,438)	(5,025)	(557)	(7,184)	(6)	(218)	(160)
Recovery of income taxes	(80)	(473)	(624)	(134)	(1,311)	(29)	(11)	(12)
Net income (loss)	$(84)	$(965)	$(4,401)	$(423)	$(5,873)	$23	$(207)	$(148)
Earnings (loss) per share
Basic earnings (loss) per share	$(0.16)	$(1.84)	$(8.37)	$(0.80)	$(11.18)	$0.04	$(0.39)	$(0.28)
Diluted earnings (loss) per share	$(0.16)	$(1.84)	$(8.37)	$(0.80)	$(11.18)	$(0.37)	$(0.39)	$(0.28)
Weighted-average number of common shares outstanding (000's)
Basic	524,160	524,481	525,656	526,374	525,168	526,742	527,218	528,090
Diluted	524,160	524,481	525,656	526,374	525,168	658,228	527,218	528,090

Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15
Debentures Fair Value Adjustment	$—	$—	$—	$382	$382	$(287)	$167	$150
CORE Program Charges & Strategic Review	26	72	266	148	512	226	33	5
Inventory Charge (Recovery)	—	934	1,592	(149)	2,377	—	—	—
LLA Impairment Charge	—	—	2,748	—	2,748	—	—	—
Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	$26	$1,006	$4,606	$381	$6,019	$(61)	$200	$155

Non-GAAP Adjustments (Three Months Ended, After-Tax)	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15
Debentures Fair Value Adjustment	$—	$—	$—	$382	$382	$(287)	$167	$150
CORE Program Charges & Strategic Review	17	51	225	105	398	204	29	4
Inventory Charge (Recovery)	—	666	1,347	(106)	1,907	—	—	—
LLA Impairment Charge	—	—	2,475	—	2,475	—	—	—
Total Non-GAAP Adjustments (Three Months Ended, After-Tax)	$17	$717	$4,047	$381	$5,162	$(83)	$196	$154

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Income (Loss) and Non-GAAP Income (Loss) per Share	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15
GAAP Net Income (Loss)	$(84)	$(965)	$(4,401)	$(423)	$(5,873)	$23	$(207)	$(148)
Total Non-GAAP adjustments (three months ended, after-tax)	17	717	4,047	381	5,162	(83)	196	154
Non-GAAP Net Income (Loss)	$(67)	$(248)	$(354)	$(42)	$(711)	$(60)	$(11)	$6

Non-GAAP Income (loss) per Share	$(0.13)	$(0.47)	$(0.67)	$(0.08)	$(1.35)	$(0.11)	$(0.02)	$0.01

Shares outstanding for Non-GAAP Income (loss) per share reconciliation	524,160	524,481	525,656	526,374	525,168	526,742	527,218	540,400

Non-GAAP income (loss) before income taxes, non-GAAP net income (loss) and non-GAAP income (loss) per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Charge Details

	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15
Cost of sales	$—	$10	$76	$17	$103	$12	$10	$—
Research and development	10	8	37	21	76	41	19	4
Selling, marketing and administration	16	54	153	110	333	173	4	1
Total CORE Charges	$26	$72	$266	$148	$512	$226	$33	$5
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15
In cost of sales
Property, plant and equipment	$68	$66	$61	$16	$211	$27	$16	$14
Intangible assets	151	120	102	80	453	83	80	82
Total in cost of sales	219	186	163	96	664	110	96	96

In operating expenses amortization
Property, plant and equipment	102	98	70	51	321	33	28	27
Intangible assets	78	73	78	56	285	48	47	47
Total in operating expenses amortization	180	171	148	107	606	81	75	74

Total amortization
Property, plant and equipment	170	164	131	67	532	60	44	41
Intangible assets	229	193	180	136	738	131	127	129
Total amortization	$399	$357	$311	$203	$1,270	$191	$171	$170

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 19, 2014	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer